October 27, 2017
Dear all,

Company Name: Coca-Cola Bottlers Japan Inc.
Representative: Tamio Yoshimatsu,
Representative Director and President
(Code: 2579 1st Section of the Tokyo Stock
Exchange, Fukuoka Stock Exchange)
Inquiry: Shigeki Okamoto,
              Head of Corporate Communications
(Tel. (03)6896-1707)

Notice Regarding a Corporate Split-Off (Simplified/Abbreviated Split-Off)

Coca-Cola Bottlers Japan Inc. (hereinafter “Company”), effective as December 1, 2017, announced an absorption-type split-off of the existing bond administration operations (hereinafter “Businesses”) of its wholly owned subsidiary Coca-Cola East Japan Co., Ltd. (hereinafter “Coca-Cola East Japan”). As a result, these operations will be continued within the Company, and an agreement for this absorption-type split-off (hereinafter “Split-Off”) has been concluded with today’s date. Details of the Split-Off are outlined below.

1.	Objective of the Split-Off
By the Company succeeding to the rights and obligations of Coca-Cola East Japan, its wholly owned subsidiary, the bond administration operations of the Company’s group will be centralized within a unit in the Company.

2.	Outline of the Split-Off
(1) Schedule for the Split-Off
Agreement signing date	: October 27, 2017
Scheduled date of implementation (effective date)	: December 1, 2017
※This Split-Off will be a simplified split-off that is conducted by the Company under the provisions of Article 796-2 of the Companies Act, and, since this will be an abbreviated split-off involving Coca-Cola East Japan, under the provisions of Article 784-1 of the Companies Act, shareholders’ meetings will not be held for shareholders’ approval of the Split-Off agreement.

(2)  Method for the Split-Off
With Coca-Cola East Japan as the company, a portion of whose operations will be split off, the Split-Off will be approved by the Company as the entity succeeding to the operations to be split-off

(3)  Allocations related to the Split-Off
Since this Split-Off involves the operations of wholly owned subsidiary, the Company will not compensate Coca-Cola East Japan at the time of the Spit-Off.

(4)  Treatment of stock acquisition rights and bonds with stock acquisition rights issued by the company subjected to the Split-Off
No applicable items

(5)  Increases/decreases in capital as a result of the Split-Off
There will be no increases/decreases in capital as a result of the Split-Off.

(6)  Rights and obligations assumed by the succeeding company
The Company will succeed to the rights and obligations of the Businesses split off from Coca-Cola East Japan. Please note that succession of these liabilities by the Company will be dealt with under the method of non-cumulative taking of obligations.

(7)  Outlook for fulfillment of obligations
Under this Split-Off, on and after the effective date, the Company is expected to fulfill the related obligations.

3.  Outlines of the Companies Involved
(1)  Succeeding company
① Company name	Coca-Cola Bottlers Japan Inc.
② Head office location	7-9-66 Hakozaki, Higashi Ward, Fukuoka City
③ Name and tile of representative	Tamio Yoshimatsu, Representative Director and President
④ Business lines	Business/assets management of the Group companies
⑤ Paid-in capital	15,231 million yen
⑥ Date established	December 20, 1960
⑦ Number of outstanding shares	206,268,593
⑧ Fiscal year-end	December

⑨ Major shareholders and shareholding ratios (As of September 30, 2017)	Coca-Cola (Japan) Co., Ltd. Ricoh Co., Ltd. Japan Trustee Services Bank, Ltd. (Trust account) The Master Trust Bank of Japan, Ltd. (Trust account) Toyo Seikan Group Holdings Ltd.	13.55% 8.28% 3.52% 2.90% 2.72%
⑩ Consolidated operating results and financial conditions for fiscal year ended December 31, 2016
Net assets	261,173 million yen
Total assets	377,468 million yen
Net assets per share	2,389.28 yen
Net sales	460,455 million yen
Operating income	21,143 million yen
Ordinary income	20,602 million yen
Net income attributable to Shareholders of the parent	5,245 million yen
Net income per share	48.05 yen
Note: As of September 30, 2017, the Company holds 2,012,035 shares, 0.98%, of its common stock.

(2) Splitting company
① Company name	Coca-Cola East Japan Co., Ltd.
② Head office location	6-1-20 Akasaka, Minato Ward, Tokyo
③ Name and title of representative	Tamio Yoshimatsu, Representative Director and President
④ Business lines	Manufacturing and sales of soft drinks
⑤ Paid-in capital	100 million yen
⑥ Date established	Jun 29, 2001
⑦ Number of outstanding shares	126,875,749
⑧ Fiscal year-end	December
⑨ Major shareholder and shareholding ratio	Coca-Cola Bottlers Japan Inc. 100%

⑩ Consolidated operating results and financial conditions for fiscal year ended December 31, 2016
Net assets	233,635 million yen
Total assets	369,348 million yen
Net assets per share	1,836.64 yen
Net sales	572,496 million yen
Operating income	18,489 million yen
Ordinary income	17,921 million yen
Net income (loss) attributable to Shareholders of the parent	10,718 million yen
Net income (loss) per share	84.51 yen

4. Outlines of the Businesses to be succeeded
(1) Outline of the Businesses to be succeeded
These are as indicated in the bond-related operations section 2. “Outline of the Split-Off” and (6) “Rights and obligations assumed by the succeeding company.”

(2) Operating results of the Businesses to be succeeded
There are no items cited regarding the management performance of the Businesses to be succeeded.

(3) Assets and liabilities of the Businesses to be succeeded

Assets	Liabilities
16 billion yen	16 billion yen

5. Status after the Split-Off
There will be no change in the Company’s name, head office location, name and title of representative, business lines, paid-in capital, or fiscal year-end.

6. Impact on Financial Outlook
This Split-Off will have no impact on the consolidated financial results.

End